[Letterhead of Morgan, Lewis & Bockius LLP]

October 7, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:	Patrick Gilmore
Rebekah Lindsey
Christine Davis

Re:	Tucows Inc.
Form 10-K for the Fiscal Year ended December 31, 2013
Filed March 18, 2014 (the “Form 10-K”)
Form 10-Q for the Quarterly Period ended June 30, 2014
Filed August 13, 2014 (the “Second Quarter Form 10-Q”)
File No. 001-32600

Dear Mr. Gilmore:

On behalf of Tucows Inc. (the “Company”), we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 23, 2014 to Elliot Noss, Chief Executive Officer of the Company, with respect to the above referenced filings with the Commission by the Company. For your convenience, we have set forth below each of the Staff’s comments in italics, followed by the Company’s responses.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

Consolidated Statements of Comprehensive Income, page F-5

1.

We note your disclosure on page F-16 that you recorded certain amounts into other comprehensive income (“OCI”) related to your derivative instruments and also reclassified amounts out of other comprehensive income. Please tell us how you considered providing a reconciliation of each component of other comprehensive income so that a reader may understand how these transactions impact your financial statements. Refer to ASC 220-10-45-14A. As part of your response, please reconcile the effects of derivative instruments on OCI noted on page F-16 to the reconciliation you will provide. In this regard, in it unclear to us how the amounts reclassified of $(318,605) and $(406) are reflected in the OCI amounts on page F-5.

United States Securities and Exchange Commission

October 7, 2014

The Company considered whether it was necessary to provide a reconciliation of each component of other comprehensive income (“OCI”) as outlined in ASC 220-10-45-14A and determined that a reconciliation for each component was not necessary as the only item being recorded through OCI represented gains and losses on foreign currency forward contracts which are being accounted for as cash flow hedges and the related reclassifications from accumulated other comprehensive income (“AOCI”) and income taxes. We will include the following disclosure in Note 4 to our consolidated financial statements on a prospective basis:

	Gains and
	losses on cash
	flow hedges	Tax impact	Total OCI

Opening balance, January 1, 2012	$–	$–	$–

Other comprehensive income before reclassifications	67,079	(22,975)	44,104

Amount reclassified from accumulated other comprehensive income	–	–	–

Net 2012 other comprehensive income	67,079	(22,975)	44,104

Ending balance, December 31, 2012	67,079	(22,975)	44,104

Other comprehensive income before reclassifications	(396,386)	135,762	(260,624)

Amount reclassified from accumulated other comprehensive income	(43,286)	14,825	(28,461)

Net 2013 other comprehensive income	(439,672)	150,587	(289,085)

Ending balance, December 31, 2013	$(372,593)	$127,612	$(244,981)

In preparing a reconciliation between the amounts included on page F-5 and F-16, we noted that the amounts included on page F-5 (on both lines “Unrealized income (loss) on hedging activities” and “Net amount reclassified to earnings”) did not include the actual gains and losses related to contracts entered into in 2012 which were also settled in 2013 which were accounted for as cash flow hedges ($290,550). However, the amounts on page F-16 did include those amounts. Please see the following reconciliation of the amounts included on the consolidated statements of comprehensive income:

United States Securities and Exchange Commission

October 7, 2014

	2013	2012	2011

Other comprehensive income (loss), net of tax
Gain (loss) on hedging activities	(260,624)	44,104	–
Difference	290,550	–	–
Gain and losses on hedging activities	29,926	44,104	–

Net amount reclassified to earnings	(28,461)	–	–
Difference	(290,550)	–	–
	(319,011)		–
Other comprehensive income	(289,085)	44,104	–

Comprehensive income for the year	$3,891,379	$4,468,246	$6,170,231

As evidenced by the table above, the amount of ($289,085) that was disclosed on page F-16 as the “Amount of Gain or (loss) recognized in OCI on Derivatives” should have been $29,926 as this is the gain or loss recognized in OCI prior to reclassifications.

The following table shows the corrected impact of reporting all gains and losses on forward foreign exchange contracts which are accounted for as cash flow hedges through OCI with a corresponding amount reclassified from AOCI on settlement.

	Gains and
	losses on cash
	flow hedges	Tax impact	Total OCI

Opening balance, January 1, 2012	$–	$–	$–

Other comprehensive income before reclassifications	67,079	(22,975)	44,104

Amount reclassified from accumulated other comprehensive income	–	–	–

Net 2012 other comprehensive income	67,079	(22,975)	44,104

Ending balance, December 31, 2012	67,079	(22,975)	44,104

Other comprehensive income before reclassifications	45,515	(15,589)	29,926

Amount reclassified from accumulated other comprehensive income	(485,187)	166,176	(319,011)

Net 2013 other comprehensive income	(439,672)	150,587	(289,085)

Ending balance, December 31, 2013	$(372,593)	$127,612	$(244,981)

United States Securities and Exchange Commission

October 7, 2014

The revisions to the financial statements are to include the change in fair value for settled forward contracts during fiscal 2013 in OCI on page F-5 and revise the amount of gain or (loss) recognized in OCI on page F-16 as described above. The OCI sub-total is presented accurately on the Statement of Comprehensive Income, the Company does not believe that this revision is material to investors’ understanding of the Company’s financial conditions and results of operations for fiscal 2013, and therefore it is not necessary to amend the consolidated financial statements included in the Form 10-K. In future filings the Company will include the changes in fair value of settled contracts in OCI disclosure.

Notes to Consolidated Financial Statements

2. Significant accounting policies

(g) Revenue recognition, page F-10

2.

We note that you generate revenue from advertising. Please tell us more about your advertising arrangements, how revenue is recognized for each type of arrangement and refer to the authoritative guidance you relied upon when determining your accounting. In this regard, we note that your policy on page F-10 only refers to impression based advertising yet on page 37 you refer to pay –per-click advertising. As part of your response, please explain your basis for recognizing impression based advertising on a ratable basis rather than as impressions are delivered.

The Company derives advertising revenue from the following two revenue streams: pay-per-click and impression based advertising. The revenues from each of these revenue stream were $1.5 million or 1.15% of total revenue and less than $100,000 or 0.08% of total revenue, respectively.

Pay-Per-Click Advertising

Revenue is generated for the Company through its partnerships with third-parties who provide syndicated pay-per-click advertising on these domains. The Company generates revenue when a user clicks on one of these dynamically generated links. With respect to pay-per-click revenue, the Company notes that the following are the sources of pay-per-click revenues:

●	Displaying advertisements on its portfolio of domain names;
●	Displaying advertisements on domain names from the OpenSRS Domain Expiry Stream
●

Ad-supported content site, tucows.com, primarily from banner and text advertising. Banner and text advertising is primarily rendered on a pay-per click basis, for example, when a download is installed by an end user as a result of the user clicking on a banner advertisement on tucows.com or when an end user has clicked on a link on tucows.com.

United States Securities and Exchange Commission

October 7, 2014

For pay-per-click advertising revenues generated on each of the above sources, the fees are earned and recognized when the user clicks on the advertisement on Tucows’ domain property.

In accordance with FASB ASC Section 605-10-25-1, the Company recognizes as revenues the fees charged to advertisers each time a user clicks on one of the ads that appears on one of the Company’s domains. Furthermore, in accordance with FASB ASC Section 605-10-S99-1, the Company recognizes revenues when the services has been provided or delivered, the fees the Company charges are fixed or determinable, the Company and its advertisers understand the specific nature and terms of the agreed upon transactions, and collectability is reasonably assured.

As noted in your comment, the policy disclosed in Note 2(g) to the consolidated financial statements on page F-10 only refers to impression based advertising and does not make reference to the pay-per-click advertising. Because the revenue from pay-per-click advertising for fiscal 2013 was approximately 1.15% of the Company’s total revenues for fiscal 2013 and was not material to investors’ understanding of the Company’s financial conditions and results of operations, the Company does not believe it is not necessary to amend the consolidated financial statements included in the Form 10-K. In future filings the Company will include the following disclosure in Note 2(g):

“Advertising revenue includes revenue derived from cost-per-action advertising links we display on third party websites who provide syndicated pay-per-click advertising on OpenSRS Domain Expiry Stream domains and the Company’s Portfolio domains. In addition, the Company uses third party partners to derive pay-per-click advertising revenue on the Tucows.com website. Advertising revenue is recognized on a monthly basis based on the number of cost-per-action services that were provided in the month.”

Impression Based Advertising

Less than $100,000 of revenues was derived during fiscal 2013 from impression based advertising. The revenue from impression based advertising is no longer material to the Company because the Company reassessed its operating methodologies and changed its emphasis to generating revenue through third party networks whereby all advertising is rendered and billed for on a pay-per-click basis rather than on a more traditional advertising basis. The impression based advertising disclosure in Note 2(g) was retained for legacy reasons.

United States Securities and Exchange Commission

October 7, 2014

In accordance with FASB ASC Section 605-10-25-1, for those banners using our cost-per-impression pricing, we recognize as revenues the fees charged to advertisers each time their advertisements are displayed on our domains. In accordance with FASB ASC Section 605-10-S99-1, the Company recognizes revenues when the services have been provided or delivered, the fees the Company charges are fixed or determinable, the Company and its advertisers understand the specific nature and terms of the agreed upon transactions, and collectability is reasonably assured.

The disclosure in Note 2(g) on page F-5 notes that advertising and other revenues are recognized ratably over the period in which it is presented. The ratable allocation of the fees over the period correlates with the actual instances that impressions are displayed. Given that impression based advertising revenue is not material to the Company, the Company does not believe it is necessary to provide more details about revenue recognition disclosure for each specific impression.

(l) Derivative Financial Instruments, page F- 11

3.

We note your disclosure that the fair value of your forward exchange contracts are determined using an estimated credit adjusted mark-to-market valuation which takes into consideration the Company and the counterparty credit risk. Please tell us what consideration was given to providing a specific description of the model used to determine the fair value of these instruments, as well as a description of the specific input used. Refer to ASC 820-10-50-2(bbb).

A description of the valuation technique was provided in Note 2(l) to the consolidated financial statements in the Form 10-K. The Company did not believe that there was a need to provide a more specific description in the Form 10-K given the simple nature of the instruments used to hedge foreign currency exchange risk. However, in accordance with ASC 820-10-50-2(bbb), the Company will add the following disclosure in Note 2(l) in future filings to provide a more specific description of the valuation technique used to determine the fair value of these instruments:

“The fair value of the forward exchange contracts are determined using an estimated credit adjusted mark-to-market valuation which takes into consideration the Company and the counterparty credit risk. The valuation technique used to measure the fair values of the derivative instruments is a discounted cash flow technique, with all significant inputs derived from or corroborated by observable market data, as no quoted market prices exist for the derivative instruments. Our discounted cash flow techniques use observable market inputs, such as foreign currency spot and forward rates.”

United States Securities and Exchange Commission

October 7, 2014

Form 10-Q for the Quarterly Period Ended June 30, 2014

Controls and Procedures, page 36

4.

We note your disclosure that your disclosure controls and procedures are “functioning effectively.” As noted in our letter to you dated November 18, 2010, this effectiveness conclusion is stated in terms that do not conform with the language set forth in Exchange Act Rule 13a-15(b). Please tell us whether management concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report and confirm that you will disclose in future filings; if true, that your disclosure controls and procedures are effective. Similar concerns apply to your Form 10-Q for the Quarterly Period Ended March 31, 2014.

The Company confirms that management concluded that the Company’s disclosure controls and procedures were effective (i) as of the end of the period covered by the Second Quarter Form 10-Q and (ii) as of the end of the period covered by the Form 10-Q for the quarterly period ended March 31, 2014. In future filings the Company will disclose whether disclosure controls and procedures are effective in conformity with the language set forth in Exchange Act Rule 13a-15(b).

* * * * * * * * * * * * * * * * * * * * * * * * * * *

The Company respectfully requests the Staff’s assistance in completing the review as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions to the undersigned at (215) 963-5262.

Sincerely,

/s/ Joanne R. Soslow

Joanne R. Soslow

Morgan, Lewis & Bockius LLP

cc: Elliot Noss (Tucows Inc.)

Michael Cooperman (Tucows Inc.)

[Letterhead of Tucows Inc.]

October 7, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:	Patrick Gilmore
Rebekah Lindsey
Christine Davis

Re:	Tucows Inc.
Form 10-K for the Fiscal Year ended December 31, 2013
Filed March 18, 2014 (the “Form 10-K”)
Form 10-Q for the Quarterly Period ended June 30, 2014
Filed August 13, 2014 (the “Second Quarter Form 10-Q”)
File No. 001-32600

Dear Mr. Gilmore:

In connection with your letter dated September 23, 2014 to Elliot Noss, Chief Executive Officer of Tucows Inc. (the “Company”), with respect to the above referenced filings with the Securities and Exchange Commission (the “Commission”) by the Company, the Company hereby acknowledges:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and

Exchange Commission

October 7, 2014

We have authorized our counsel, Morgan, Lewis & Bockius LLP, to prepare and submit, on behalf of the Company, a response to your specific comments.

Sincerely,

TUCOWS INC.

/s/ Elliot Noss

Name:  Elliot Noss

Title:    Chief Executive Officer